KW 3/20/14

[redacted]

14048260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 07 2014

Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~66044~~ 66064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARITER SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 Carretera # 2

(No. and Street)

Guaynabo	Puerto Rico	00966
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Braulio Nieves 787-781-2555

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP

(Name – *if individual, state last, first, middle name*)

33 Bolivia Street, 4th Floor	San Juan	Puerto Rico	00917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CP 3/25/14

Affidavit: 1,814

OATH OR AFFIRMATION

I, Braulio Luis Nieves Roman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pariter Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARIO Lcdo. Marcos R. Vélez Green

Signature

Principal

Title

Notary Public

Sworn and subscribed before me by Braulio Luis Nieves Roman, of legal age, single, Principal of Pariter Securities LLC and resident of San Juan Puerto Rico, who is personally known to me, in Guaynabo Puerto Rico, this March 6, 2014.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECIBO

11559649

NOTARIO Vélez Green

9397
01/21/2014
$5.00
$5 Sello Asistencia Legal
53148-2014-0121-58537714

Kevane
Grant Thornton

Financial Statements and Report of Independent Certified Public Accountants

Pariter Securities, LLC

December 31, 2013 and 2012

Pariter Securities, LLC

Table of Contents

Kevane
Grant Thornton

Report of Independent Certified Public Accountants

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Member and Board of Directors of
Pariter Securities, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of **Pariter Securities, LLC** (a Puerto Rico corporation) ("the Company"), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Pariter Securities, LLC** as of December 31, 2013 and 2012, and the results of its operations, changes in its member's equity and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audits were conducted for the purpose of forming an opinion of the financial statements as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Security Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information in the Schedules I and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

San Juan, Puerto Rico,
March 5, 2014.


E98031
COLEGIO DE CONTADORES
PUBLICOS AUTORIZADOS
DE PUERTO RICO
sello
$5.00

Pariter Securities, LLC

Balance Sheets
December 31, 2013 and 2012

Assets

	2013	2012
Current assets:		
Cash	$ 217,630	$ 124,573
Certificates of deposit	20,100	20,060
Receivable from clearing organization	19,881	15,757
Prepayments	8,321	6,620
Due from related parties	12,649	2,739
Other current assets	161	56
Total current assets	278,742	169,805
Property and equipment, net	8,370	5,465
Deposit with clearing house	50,000	50,000
Receivable from customer	7,415	4,385
Other receivable	10,550	-
Deferred tax asset, net	21,176	23,200
License	50,000	50,000
Total assets	$ 426,253	$ 302,855

Liabilities and Member's Equity

	2013	2012
Liabilities:		
Accounts payable and accrued expenses	$ 71,900	$ 109,901
Payable to customers	-	4,385
Income tax payable	11,041	-
Total liabilities--all current	82,941	114,286
Member's equity:		
Common stock, $100 par value, 10,000 shares authorized, 11 shares issued and outstanding	1,100	1,100
Additional paid-in capital	454,388	454,388
Accumulated deficit	(112,176)	(266,919)
Total member's equity	343,312	188,569
Total liabilities and member's equity	$ 426,253	$ 302,855

The accompanying notes are an integral part of these balance sheets.

Pariter Securities, LLC

Statements of Operations
Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commissions and fees	$ 1,309,512	$ 948,611
Margin interest income	180,883	207,456
Total revenues	1,490,395	1,156,067
Operating expenses:		
Commissions	604,247	551,184
Administrative	378,059	421,750
Professional services	170,644	113,657
Clearing fees	140,996	122,754
Management fee	13,607	20,410
Depreciation	4,960	4,042
Bad debts	3,961	-
Others	6,113	5,296
Total operating expenses	1,322,587	1,239,093
Operating income (loss) before provision for income tax	167,808	(83,026)
Income tax (expense) benefit:		
Current	(11,041)	-
Deferred	(2,024)	5,700
Income tax (expense) benefit, net	(13,065)	5,700
Net income (loss)	$ 154,743	$ (77,326)

The accompanying notes are an integral part of these statements.

Pariter Securities, LLC

Statements of Changes in Member's Equity
Years Ended December 31, 2013 and 2012

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2011	$ 1,100	$ 434,736	$ (189,593)	$ 246,243
Capital contributions	-	19,652	-	19,652
Net loss	-	-	(77,326)	(77,326)
Balance, December 31, 2012	1,100	454,388	(266,919)	188,569
Net income	-	-	154,743	154,743
Balance, December 31, 2013	$ 1,100	$ 454,388	$ (112,176)	$ 343,312

The accompanying notes are an integral part of these statements.

Pariter Securities, LLC

Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Cash received from customers and others	$ 1,468,201	$ 1,194,130
Cash paid to suppliers	(1,357,329)	(1,232,279)
Net cash provided by (used in) operating activities	110,872	(38,149)
Cash flows used in investing activities-		
Purchase of property and equipment	(7,865)	-
Cash flows from financing activities:		
Additional capital contributions from member	-	19,652
Advances to related parties	(9,910)	(3,939)
Net cash (used in) provided by financing activities	(9,910)	15,713
Net increase (decrease) in cash and certificate of deposit:	93,097	(22,436)
Cash and certificates of deposit, beginning of year	144,633	167,069
Cash and certificates of deposit, end of year	$ 237,730	$ 144,633
Composition of cash and certificates of deposit:		
Cash	$ 217,630	$ 124,573
Certificates of deposit	20,100	20,060
	$ 237,730	$ 144,633
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:		
Net income (loss)	$ 154,743	$ (77,326)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:		
Depreciation	4,960	4,042
Bad debts	3,961	-
Deferred taxes	2,024	(5,700)
Changes in assets and liabilities-		
(Increase) decrease in receivable from clearing organization	(8,085)	38,063
(Increase) in prepayments	(1,701)	-
(Increase) decrease in other current assets	(105)	20
(Increase) in receivable from customers	(7,415)	-
(Increase) in other receivable	(10,550)	-
(Decrease) increase accounts payable and accrued expenses	(38,001)	3,441
(Decrease) in other liabilities	-	(689)
Increase in income tax payable	11,041	-
Total adjustments	(43,871)	39,177
Net cash provided by (used in) operating activities	$ 110,872	$ (38,149)

The accompanying notes are an integral part of these statements.

(1) Organization and summary of significant accounting policies:

Organization-

Pariter Securities, LLC ("the Company") is a corporation organized under the laws of the Commonwealth of Puerto Rico on March 11, 2008 and is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via National Financial Services LLC, a correspondent U.S. based firm who maintains all accounts for the customers.

Summary of significant accounting policies-

(a) Basis of presentation –

The Company's fiscal year ends on December 31st of each year. All references to years in these notes to the financial statements represent the calendar years then ended, unless otherwise noted. The Company has evaluated subsequent events through March 5, 2014, the date the financial statements were available to be issued.

(b) Certificates of deposit –

Certificates of deposit are reported at cost plus accrued interest which approximates fair values and have a maturity date of April 2014.

(c) Revenue recognition –

Commission revenues are recorded on a settlement date basis. Margin interest income is earned based on debit balances in customer margin accounts.

(d) Accounts receivable –

Accounts receivable include commissions due in cash.

(e) Bad debts –

Bad debts are accounted for using the direct write-off method whereby an expense is recognized only when a specified account is determined to be uncollectible. The effect of using this method approximates that of the allowance method.

(f) Concentration of credit risk –

Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits.

The Company has not experienced any losses on such accounts. As of December 31, 2013 and 2012, 74% and 100% of the total accounts receivable of the Company come from two clients, respectively.

(g) Property and equipment –
Property and equipment is recorded at cost. Depreciation is provided under the straight-line method over the following estimated useful lives. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized.

Property category	Estimated useful lives
Computers and other office equipment	3 years

(h) License –
The broker dealer license was recorded at its fair market value. The license provides the Company with rights to operate as an introducing broker dealer. The Company has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of its broker dealer license. As a result, the license will be treated as an indefinite-lived intangible asset under the provisions of the accounting guidance related to *Intangible Assets* and will not be amortized but rather will be tested for impairment annually when events and circumstances warrant.

License is reviewed by management for impairment every year to determine whether impairment may exist. The Company considers relevant cash flow and profitability information, including estimated future operating results, trends and other available information, in assessing whether the carrying value of intangible assets can be recovered. If it is determined that the carrying value of intangible assets will not be recovered from the undiscounted future cash flows of the Company, the carrying value of such intangible assets would be considered impaired and reduced by a charge to operations in the amount of the impairment. An impairment charge is measured as any deficiency in the amount of estimated undiscounted future cash flows of the acquired business available to recover the carrying value related to the intangible assets. The Company reviewed the annual impairment analysis as of December 31, 2013 and 2012 and concluded that the estimated fair value of its reporting unit substantially exceeded its carrying value, and therefore, no impairment was indicated.

(i) Income taxes –
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(j) **Use of estimates** –
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) **Reclassifications** –
Some amounts in the 2012 financial statements have been reclassified in order to conform to the 2013 presentation.

(2) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2013 and 2012 the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2013	0.37 to 1	$ 5,529	$ 224,670	$ 219,141
2012	1.19 to 1	$ 7,619	$ 96,104	$ 88,485

(3) Deposit with Clearing House:

This constant deposit is a requirement of National Financial Services LLC (NFS), the US based entity providing clearing and custodial services for the Company and which maintains all customer accounts.

(4) Related party transactions:

During the years ended December 31, 2013 and 2012, the Company engaged in transactions with related companies in which its member has a substantial investment. The transactions are mostly related to management fees. Amounts due (to)/from related parties at year-end are non-interest bearing and have no specific repayment terms.

	2013	2012
Due from related parties	$ 12,649	$ 2,739
Management fees expense	$ 13,607	$ 20,410

(5) Income taxes:

On June 30, 2013 the Governor of Puerto Rico signed into law a package of tax measures intended to provide new sources of revenue to balance the Commonwealth budget. Among the provisions included in said package are changes to the income tax regime applicable to corporations. Act 40-2013, signed on June 30, 2013 but effective on January 1, 2013, increased the corporate income tax rate with a range from 30% to 39% (previously 20% to 30%), establishing that the maximum rate is reached when net taxable income is in excess of $275,000. The surtax credit was reduced from $750,000 to $25,000.

In addition, the new law creates and imposes the following:

a) A new additional tax on gross income, as part of the alternative minimum tax calculation. Financial businesses will be subject to a tax of 1% on gross income, with a credit equal to a 5% of its gross income against the regular tax or AMT of the corresponding taxable year. In the case of controlled groups of corporations or related entities groups must aggregate the group's gross income in order to determine the applicable rate of the additional tax on gross income.

b) The net operating loss deduction is limited to 90% of taxable income for regular income tax purposes and to 80% for alternative minimum tax purposes, and their carryover period is extended from ten (10) to twelve (12) years for losses incurred between 2005 and 2012. For losses incurred in 2013 and after the carryover period is ten (10) years.

c) Fifty-one percent (51%) of the expenses paid to a 50% or more partner/member are disallowed if attributable to Puerto Rico and not subject to taxation or withholding at source.

In addition, the alternative minimum tax (AMT) provisions are completely revised and overhauled. The AMT tax rate was increased from 20% to 30%, and various parallel computations must be made before determining whether an AMT liability exists. In summary, the AMT would be the greater of the sum of 30% of the alternative minimum net income, plus the additional tax on gross income (discussed above); or the sum of the following three items: (1) 20% of the expenses incurred or paid to related parties and/or the expenses allocated from a home office to a branch located in Puerto Rico if such payments were not subject to tax in Puerto Rico during the tax year; (2) up to 2% on the purchases of tangible personal property from a related person or home office and (3) the new additional tax on gross income.

The Company has available net operating losses (NOL) of $68,804, which may be used to offset future taxable income related to taxable operations, subject to the tax authorities' approval:

Year of						
Origination	Expiration	Amount	NOL Used	Year	Expired	Available
2009	2021	$ 90,438	$ 9,288	2011	$ -	$ -
			$ 81,150	2013	-	
2010	2022	93,943	81,999	2013	-	11,944
2012	2024	56,860	-		-	56,860
		$ 241,241	$ 172,437		$ -	$ 68,804

Deferred income tax results from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and financial statement purposes. To the extent it is more likely than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized. Because of the uncertainty as to the realization of the net operating loss tax benefit, an allowance of $23,200 (or 50%) was established by management as of December 31, 2012. No valuation allowance was deemed necessary as of December 31, 2013.

As of December 31, 2013 and 2012, the Company's deferred tax asset which resulted from the future income tax benefits of the net operating losses carryforward to future years and the alternative minimum tax credit, was $21,176 and $46,400, respectively, as shown below:

	2013	2012
Deferred tax asset:		
Net operating loss	$ 13,761	$ 46,400
Alternative minimum tax	7,415	-
Total deferred tax asset	21,176	46,400
Less: valuation allowance	-	(23,200)
Deferred tax asset, net	$ 21,176	$ 23,200

Income tax (expense) benefit for the years ended December 31, 2013 and 2012 consisted of the followings:

	2013	2012
Income (loss) before provision for income tax	$ 167,808	$ (83,026)
Theoretical income tax expense, based on the application of statutory rates to the pre-tax income per financial statements	(33,562)	$ -
Effect in income tax expense resulting from temporary and permanent differences between financial statements and taxable income	22,521	-
(Decrease) increase in deferred tax asset	(25,224)	11,400
Decrease (increase) in valuation allowance	23,200	(5,700)
Income tax (expense) benefit	$ (13,065)	$ 5,700

The Company files income tax returns only in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2009. Tax audits, by their nature, are often complex and can require several years to complete.

The Company follows the accounting standard on accounting for uncertainty in income taxes. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that required adjustment to the financial statements to comply with the provisions of the accounting standard.

(6) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements, and Funds in Segregation which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2013 and 2012, the Company has had no activities that would need to be disclosed on such schedules.

Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission
December 31, 2013 and 2012

	2013	2012
Net Capital:		
Capital per audited financial statements	$ 343,312	$ 188,569
Less-Non-allowable assets:		
Prepayments	(8,321)	(6,620)
Due from related parties	(12,649)	(2,739)
Receivable from customer	(7,415)	(4,385)
Other current assets	(161)	(56)
Property and equipment	(8,370)	(5,465)
Other receivable	(10,550)	-
Deferred tax asset, net	(21,176)	(23,200)
License	(50,000)	(50,000)
Net capital	$ 224,670	$ 96,104
Aggregate indebtedness:		
Items included in the accompanying balance sheets	$ 82,941	$ 114,286
Computation of basic net capital requirement:		
Minimum required net capital (aggregate indebtedness ÷15)	$ 5,529	$ 7,619
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (highest of above amounts)	$ 5,529	$ 7,619
Excess net capital (net capital - higher of required net capital or $5,000)	$ 219,141	$ 88,485
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 216,376	$ 84,675
Ratio: Aggregate indebtedness to net capital	0.37	1.19
Reconciliation with Company's computation (included in Part IIA Form X-17a-5 as of December 31, 2013 and 2012):		
Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 231,859	$ 102,800
Net audit adjustments	(7,189)	(6,696)
Net capital per above	$ 224,670	$ 96,104

Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D) (4) of the Securities and Exchange Commission
December 31, 2013 and 2012

	2013	2012
Reconciliation with Company's Computation (included in part IIA Form X-17a-5 as of December 31, 2013 and 2012):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 72,179	$ 102,158
Audit adjustments	10,762	12,128
Aggregate indebtedness, as reported in Schedule I	$ 82,941	$ 114,286

Kevane
Grant Thornton

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Member and Board of Directors of
Pariter Securities, LLC

In planning and performing our audits of the financial statements and supplemental schedules of **Pariter Securities, LLC** as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the related practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Juan, Puerto Rico,
March 5, 2014.

Kevane Grant Thornton LLP


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